Exhibit 99.1

Dear IceCure Medical Ltd. Shareholder:

We cordially invite you to attend the Annual and Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”), to be held on Wednesday, August 20, 2025 at 18:30 Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

Join the meeting now

https://eu-central-
1.protection.sophos.com?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQuY29tL2wvbWVldHVw
LWpvaW4vMTklM2FtZWV0aW5nX00yVmxNR014WldVdFpXSTFZeTAwTTJRNUxXRTNNekl0WXpoak1XW
XdPV0pqT1dOayU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJTIyNDg4N2Q4NzktOTUw
Zi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyNmExMzcxOGUtZjM3OS00MDk5LTk
xZDYtYTFiZDc4ZjdmMTYwJTIyJTdk&p=m&i=NjNkM2JiYjY5OTFlNjAyMDY4MTU4NzIy&t=ejVYVnFScnl
BOGxLV0ZxZWNpVTlwVjNBR25ZSmVJaDY1T1dYSHJRcGc3RT0=&h=be6c0df8725c47468e9c933667148a0f
&s=AVNPUEhUT0NFTkNSWVBUSVbM0sMdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual and Special General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on Wednesday, July 23, 2025, are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
July 16, 2025

ICECURE MEDICAL Ltd.
Notice of Annual and SPECIAL General Meeting of shareholders

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of IceCure Medical Ltd. (the “Company”) will be held on Wednesday, August 20, 2025 at 18:30 Israel time, or at any adjournment or postponement thereof, by means of remote communication at the following link:

Join the meeting now

https://eu-central-
1.protection.sophos.com?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQuY29tL2wvbWVldHVw
LWpvaW4vMTklM2FtZWV0aW5nX00yVmxNR014WldVdFpXSTFZeTAwTTJRNUxXRTNNekl0WXpoak1XW
XdPV0pqT1dOayU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJTIyNDg4N2Q4NzktOTUw
Zi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyNmExMzcxOGUtZjM3OS00MDk5LTk
xZDYtYTFiZDc4ZjdmMTYwJTIyJTdk&p=m&i=NjNkM2JiYjY5OTFlNjAyMDY4MTU4NzIy&t=ejVYVnFScnl
BOGxLV0ZxZWNpVTlwVjNBR25ZSmVJaDY1T1dYSHJRcGc3RT0=&h=be6c0df8725c47468e9c933667148a0
f&s=AVNPUEhUT0NFTkNSWVBUSVbM0sMdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

The following matters are on the agenda for the Meeting:

1.      To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditor of the Company, and to authorize the board of directors of the Company (the “Board of Directors”) to determine its remuneration, until the Company’s next annual general meeting of the shareholders.

2.      To re-appoint each of Mr. Ron Mayron, Mr. Eyal Shamir, Mr. Li Haixiang, Mr. Yang Huang and Mr. Vincent Chan as directors on the Board of Directors until the Company’s next annual general meeting of shareholders.

3.      To re-appoint Ms. Sharon Levita to serve as an external director on the Board of Directors for an additional three-year term.

4.      Discussion on the Company’s audited financial statements and annual report for the year ended December 31, 2024.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” each of the above proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”), excluding item No. 5, which is presented for discussion only and not subject to a vote.

Record Date

Shareholders of record at the close of business on Wednesday, July 23, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting, as detailed below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of ordinary shares, no par value, of the Company (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend.

Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 (“Companies Law”) regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ronen Tsimerman, Chief Financial & Operations Officer of the Company, and/or Eyal Shamir, Chief Executive Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Proposal No. 1 on the agenda of the Meeting is considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the re-appointment of directors to the Board of Directors or any matter that relates to executive compensation and a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,
/s/ Ron Mayron
Ron Mayron
Chairman of the Board of Directors
July 16, 2025